As filed with the Securities and Exchange Commission on December 13, 2013	Registration No. 333-114197

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AIR FRANCE-KLM
(Exact name of issuer of deposited securities as specified in its charter)

AIR FRANCE-KLM
(Translation of issuer’s name into English)

The Republic of France
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Air France
125 West 55th Street
New York, New York  10019
(212) 830-4000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York  10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

The Registrant hereby amends this Post-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (7), (8), (10) and (11); Reverse of Receipt – Paragraph (25)

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (14).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.airfranceklm-finance.com.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to ADS Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

EXHIBITS

(a)(i)               Form of Amendment No. 2 to ADS Deposit Agreement, by and among Air France-KLM (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("ADS Deposit Agreement"). ___ Filed herewith as Exhibit (a)(i).

(a)(ii)               Amendment No. 1 to ADS Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(ii).

(a)(iii)               ADS Deposit Agreement, dated as of May 3, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(iii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed.

(e)           Certificate under Rule 466. ___ None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the ADS Deposit Agreement, as proposed to be amended by the Form of Amendment No. 2 to ADS Deposit Agreement, by and among Air France-KLM, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the13th day of December, 2013.

Legal entity created by the ADS Deposit Agreement, as amended by Amendment No. 1 to ADS Deposit Agreement, and as proposed to be amended by the Form of Amendment No. 2 to ADS Deposit Agreement, for the issuance of American Depositary Shares, each American Depositary Share representing one (1) Ordinary Share, of Air France-KLM.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Air France-KLM certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on December 13, 2013.

AIR FRANCE-KLM

By:	/s/ Alexandre de Juniac
Name: Alexandre de Juniac Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 13, 2013.

Signature	Title

/s/ Alexandre de Juniac	Chairman and Chief Executive Officer
Alexandre de Juniac

/s/ Philippe Calavia	Chief Financial Officer
Philippe Calavia

/s/ Peter F. Hartman	Vice-Chairman
Peter F.Hartman

/s/ Séverine Guffroy	Principal Accounting Officer
Séverine Guffroy

Member of the board of directors
Patricia Barbizet

Member of the board of directors
Jean-François Dehecq

Member of the board of directors
Maryse Aulagnon

Member of the board of directors
Isabelle Bouillot

Signature	Title

Member of the board of directors
Régine Brehier

/s/ Jean-Dominique Comolli	Member of the board of directors
Jean-Dominique Comolli

/s/ Jaap de Hoop Scheffer	Member of the board of directors
Jaap de Hoop Scheffer

Member of the board of directors
Cornelis J.A van Lede

/s/ Solenne Lepage	Member of the board of directors
Solenne Lepage

/s/ Christian Magne	Member of the board of directors
Christian Magne

/s/ Bernard Pédamon	Member of the board of directors
Bernard Pédamon

/s/ Leo M. van Wijk	Member of the board of directors
Leo M. van Wijk

/s/ Marnix Fruitema	Authorized Representative in the U.S.
Marnix Fruitema

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to ADS Deposit Agreement

(a)(ii)	Amendment No. 1 to ADS Deposit Agreement

(a)(iii)	ADS Deposit Agreement